Quartz Mountain Resources Ltd.

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTHS ENDED APRIL 30, 2012

QUARTZ MOUNTAIN RESOURCES LTD.
NINE MONTHS ENDED APRIL 30, 2012
MANAGEMENT’S DISCUSSION AND ANALYSIS

T A B L E  O F  C O N T E N T S

QUARTZ MOUNTAIN RESOURCES LTD.
NINE MONTHS ENDED APRIL 30, 2012
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.1        DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited condensed interim consolidated financial statements of Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") for the nine months ended April 30, 2012, and the audited consolidated financial statements for the year ended July 31, 2011 as publicly filed on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian dollars unless stated otherwise.

The Company adopted International Financial Reporting Standards ("IFRS") and the following disclosure, and associated financial statements, are presented in accordance with IFRS. All comparative information provided is in accordance with IFRS.

This MD&A is prepared as of June [XX], 2012.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking statements. Factors and estimates that could cause actual results to differ materially from those in the forward-looking statements include market prices for metals, the conclusions of pre-feasibility, final feasibility and technical analyses, lower than expected grades and quantities of mineralization and resources, mining and recovery rates, availability of necessary capital, changes in and the effect of government policies, the ability to obtain required permits and rezoning approvals, delays in exploration and development projects and the possibility of adverse development in the financial markets. All statements, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centres. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees of the ultimate size, quality or commercial feasibility of the Buck Project or of the Company's future performance. The likelihood of future mining at the Buck Project is subject to a number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Buck Project and there is no assurance that the mineralization at the Buck Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions.

The Company reviews its forward looking statements on an on-going basis and updates this information when circumstances require it.

1.2        OVERVIEW

For the purposes of the discussion below, date references refer to calendar year and not the Group’s fiscal reporting period.

The information comprised in this MD&A relates to Quartz Mountain Resources Ltd. and its subsidiary (together referred to as the "Group" and individually as "Group entities"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the Group.

Quartz Mountain is an exploration and development company focused on acquiring and advancing promising mineral prospects in British Columbia.

QUARTZ MOUNTAIN RESOURCES LTD.
NINE MONTHS ENDED APRIL 30, 2012
MANAGEMENT’S DISCUSSION AND ANALYSIS

In December 2011, the Company acquired an option to acquire a 100% interest in the Buck gold–silver property (the "Buck Property") located in central British Columbia.

The Buck Property has considerable potential to host a bulk tonnage gold/silver (and/or gold vein) deposit. Previous exploration work has shown the presence of an extensive gold-silver mineralized system, outlined by coincident geophysical and gold-in-soil geochemical anomalies that are open to expansion. In addition, limited and irregularly-spaced drilling by previous operators in the central portion of the property intersected gold/silver mineralization which show similarities to other BC Upper Cretaceous mineral occurrences such as New Gold Inc.’s Blackwater gold deposit (174 million tonnes of Indicated resources grading 0.98 g/t gold containing 5.5 million ounces and 92 million tonnes of Inferred resources grading 0.78 g/t gold containing 2.3 million ounces at 0.4 g/t gold cut-off; New Gold, March 2012), New Gold’s Capoose silver-gold deposit (Indicated resources of 3.2 million tonnes grading 26.5 g/t silver and 0.38 g/t gold and Inferred resources of 37.3 million tonnes grading 24.6 g/t silver and 0.37 g/t gold at 0.4 g/t AuEq cut-off; February 2012) and Amarc Resources Ltd.’s (“Amarc”) Newton gold prospect.

1.2.1    Agreements

In December 2011, the Company purchased an option (the "Option") to acquire a 100% interest in the Buck gold–silver property (the "Buck Property") located in central British Columbia.

(i)	Pursuant to the Option, the Company must make certain scheduled payments to the underlying owners of the Buck Property (the "Optionors") as follows:

Payable on or before	Cash payment	Number of common shares issuable
December 30, 2011	$20,000	100,000	paid and issued
December 30, 2012	$25,000	150,000
December 30, 2013	$30,000	200,000
December 30, 2014	$30,000	200,000

(ii)

Prior to the acquisition of the Option by the Company, a private party (the "Vendor") held the Option. In December 2011, the Company paid $100,000 in cash and issued 1,200,000 common shares to the Vendor to acquire the Option from the Vendor. The common shares issued were valued at the fair value on the date of issue ($0.50 per common share) and were expensed along with the cash consideration paid. The Company agreed to issue up to 6,000,000 additional common shares to the Vendor upon the achievement of certain milestones.

QUARTZ MOUNTAIN RESOURCES LTD.
NINE MONTHS ENDED APRIL 30, 2012
MANAGEMENT’S DISCUSSION AND ANALYSIS

Payable upon	Cash payment	Number of common shares issuable
December 30, 2011	$100,000	1,200,000	paid and issued
Completion of a National Instrument 43-101 compliant resource estimate on the Buck Property	–	1,200,000
Completion of a "preliminary assessment" or a "pre-feasibility study" (as those terms are used in National Instrument 43-101) on the Buck Property	–	2,400,000
Completion of a "feasibility study" (as that term is used in National Instrument 43-101) on the Buck Property	–	2,400,000

Under the terms of the Option, the Optionors retain a 3% net smelter returns royalty. The royalty percentage will decrease by 1% once aggregate royalty payments exceed $10 million. The Company has the right at any time to reduce the royalty by 1% by paying $500,000 to the Optionors.

1.2.2    Financing

In December 2011, the Company completed a non-brokered private placement (the "Private Placement") of 7,183,371 common shares, of which 6,043,171 were flow-through common shares issued at a price of $0.60 per share and 1,140,200 were non-flow-through common shares issued at a price of $0.50 per share, for gross cash proceeds of $4,196,002. The Company paid commissions totalling $125,400, for net cash proceeds of $4,070,602.

1.2.3    Technical Program

The Buck Property is located approximately 15 kilometres to the southeast of Houston in central British Columbia, and is accessible from secondary roads that traverse the property, or by charter helicopter that is available in Houston or in Smithers, which is approximately 80 km to the north of Houston. It consists of 135 mineral claims, totalling 55,998 hectares, in an area of moderate terrain in the Nechako Plateau physiographic region.

QUARTZ MOUNTAIN RESOURCES LTD.
NINE MONTHS ENDED APRIL 30, 2012
MANAGEMENT’S DISCUSSION AND ANALYSIS

Lying within the Stikine Terrane of central British Columbia, the Buck property is underlain by andesitic and dacitic volcaniclastic strata of the Lower Jurassic Telkwa Formation of the Hazelton Group, dominantly dacitic strata, of the Upper Cretaceous Tip Top Hill Formation and Eocene basaltic andesite and andesite of the Buck Creek Formation. Intruding this assemblage are mafic to felsic stocks that possibly are part of the Upper Cretaceous Bulkley intrusive suite and intermediate to felsic dykes that are considered to belong to the Duck Lake intrusive suite.

Alluvial gold was discovered in Bob Creek in 1905, and this central part of the property has been explored by several companies since that time. The most intensive exploration was carried out by BP-Selco in the 1980's, and resulted in the identification of three zones of gold-silver-lead-zinc mineralization in highly altered volcanic rocks and feldspar porphyry dykes. Past work to the south revealed anomalous amounts of copper as chalcopyrite, suggesting a higher temperature hydrothermal regime. Limited drilling by Equity Silver to the north encountered silver in amounts greater than 10 g/t over narrow (3 m) intervals, which demonstrated that the system extends to the north.

The zones of known mineralization occur within an alteration zone that extends at least 700 metres east-west direction and at least 400 metres north-south, and is completely open to the northwest and southeast and partially open to the west and south.

Past exploration on the western part of the property includes soil geochemistry by BP-Selco and Amarc over two small felsic stocks and some induced polarization (“IP”) surveying by Amarc. Most of the rest of the Buck Property has seen almost no exploration.

The Buck Property has been covered by an aeromagnetic survey and a grid has been laid out for a ground IP survey. An IP survey, accompanied by geological mapping has been planned to better define drill targets.

1.2.4    Other Properties

Karma Project

The Karma property consists of 93 mineral claims, owned 100% by Quartz Mountain. The property is located 41 kilometres south of Houston, BC, in the same area as the Company’s Buck property.

The 391-square kilometer Karma property was staked by Quartz Mountain to cover 70-73 million year old Kasalka volcanic units which are the same age as the rocks that host gold and silver deposits in BC’s exciting new Blackwater-Newton gold district.

The Company plans exploration programs including airborne geophysical and ground geochemical and IP surveys to establish drill targets.

Angel's Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon.

QUARTZ MOUNTAIN RESOURCES LTD.
NINE MONTHS ENDED APRIL 30, 2012
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.2.5    Market Trends

Although there has been periodic volatility in the gold market, the average annual price has been on an upward trend for the past five years. In response to the global economic uncertainty that began in mid-2008, gold prices were strong in 2009 and 2010, and continued their overall upward trend for most of 2011, reaching more than US$1,800 per ounce. Prices have varied between US$1,540 and US$1,784 per ounce since that time.

Silver prices were impacted by economic volatility in 2008-2009. Prices increased significantly in 2010. The upward trend in the silver price continued through most of 2011, reaching as high as US$43 per ounce. Prices have ranged between US$20 and US$37 per ounce since October 2011.

Copper prices increased significantly between late 2003 and mid 2008 before declining in late 2008 and through early 2009. Prices steadily increased through 2009, 2010 and most of 2011. After dropping to $3.07 per pound in October 2011, they have been increasing, overall, since that time.

Average annual prices as well as the average prices so far in 2012 for gold, silver and copper are shown in the table below, all dollar figures are presented in USD:

Average Metal Price
Calendar Year	Au	Ag	Cu
2008	$871/oz	$14.95/oz	$3.16/lb
2009	$974/oz	$14.70/oz	$2.34/lb
2010	$1,228/oz	$20.24/oz	$3.42/lb
2011	$1,532/oz	$36.56/oz	$4.00/lb
2012 to date of the MD&A	$[1,693]/oz	$[32.70]/oz	$[3.77]/lb

1.3        SELECTED ANNUAL INFORMATION

Not required for interim MD&A.

QUARTZ MOUNTAIN RESOURCES LTD.
NINE MONTHS ENDED APRIL 30, 2012
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.4        SUMMARY OF QUARTERLY RESULTS

Amounts are expressed in Canadian dollars, except per share amounts. Comparative amounts have been restated to conform to the change in presentation currency and initial adoption of IFRS (section 1.13) .

Statements of
Comprehensive
Loss -	Apr-30	Jan-31	Oct-31	Jul-31	Apr-30	Jan 31	Oct-31	Jul-31
Summarized	2012	2012	2011	2011	2011	2011	2010	2010

Expenses:
Exploration and evaluation	$238,122	$802,401	$–	$–	$–	$–	$–	$–
Administration	537,866	320,652	100,450	41,897	30,594	42,774	70,517	50,830
Loss from operations	(775,988)	(1,123,053)	(100,450)	(41,897)	(30,594)	(42,774)	(70,517)	(50,830)
Other items(i)	31,792	1,921	(180)	(722)	6,664	3,613	1,361	3,731
Loss for the period	(744,196)	(1,121,132)	(100,270)	(42,619)	(23,930)	(39,161)	(69,156)	(54,561)

Basic and diluted loss per common share	$0.03	$0.07	$0.01	$0.00	$0.00	$0.00	$0.00	$0.00

(i) Other items are inclusive of: flow through share premium, interest income, interest expense, and foreign exchange gains (losses).

Quarterly expenditures rose in the second quarter of fiscal 2012 as a result of the reactivation of the Company’s activities following the purchase of the Option in the Buck Property in December 2011 (section 1.2.1 Agreements). Prior to this time the Company was largely inactive.

1.5        RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following financial data has been prepared in accordance with IFRS as issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee effective for the Company's nine months ended April 30, 2012 and are expressed in Canadian dollars unless otherwise stated. All comparative information provided is in accordance with IFRS and has been restated based on the Company's change in presentation currency (section 1.13) .

1.5.1    Comprehensive loss for the nine months ended April 30, 2012 vs. 2011

The Company recorded a net loss of $1,966,000 for the nine month period ended April 30, 2012, compared to a net loss of $132,000 for the nine months ended April 30, 2011.

The increase in the loss for the current period compared to the corresponding nine month period ending April 30, 2011 was due primarily to the reactivation of the Company' activities.

QUARTZ MOUNTAIN RESOURCES LTD.
NINE MONTHS ENDED APRIL 30, 2012
MANAGEMENT’S DISCUSSION AND ANALYSIS

	Nine months ended
	April 30

	2012	2011
	($ 000's)	($ 000's)	Discussion

Exploration expenses (excluding share based payments)	1,041	–	The increase was due to the commencement of exploration activities.

In the current fiscal period, the Company made payments of cash and shares (estimated at $770,000) pursuant to an option agreement to acquire the Buck Property, and claim staking cost for the Karma project. Prior to acquiring the option, the Company was largely inactive and did not have any significant exploration activities in the previous fiscal year.

			During the nine months ended April 30, 2012 the operations of the Company were mainly focused on activities of a prospecting or property evaluation nature.

Administration expenses (excluding share based payments)	749	144

The increase in administration expenses was mainly due to the legal and administrative costs related to the reactivation of the Company, and moving from the NEX Exchange to the TSX-V, and legal costs related to acquiring the option on the Buck Property.

Equity settled - share based payments	210	–	In the current fiscal year, the Company granted stock options to employees and directors, compared to nil in the same comparative fiscal year.

1.5.2    Comprehensive loss for the three months ended April 30, 2012 vs. the three months ended April 30, 2011

This comparative discussion is not presented as the Company was largely inactive during the quarter ended April 30, 2011.

1.5.3    Financial Condition

Total assets were $3.2 million at April 30, 2012, an increase of $3.1 million from July 31, 2011 where total assets were $0.1 million. This increase is due to the private placement completed in December 2011 (section 1.2.2 Financing) for net cash proceeds of $4.1 million.

QUARTZ MOUNTAIN RESOURCES LTD.
NINE MONTHS ENDED APRIL 30, 2012
MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s assets are composed primarily of cash and cash equivalents.

1.6        LIQUIDITY

The Company's source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions.

At April 30, 2012, the Group had cash and cash equivalents of $3,020,000 as compared to $79,000 at July 31, 2011, and working capital of $2,418,000. The source of these funds was the private placement completed in December 2011 (see section 1.7) .

In recent months, general market conditions for junior resource companies have deteriorated and have resulted in depressed equity prices for resource companies, despite higher commodity prices. Although the Company was able to successfully complete a private placement in December 2011, the deterioration in market conditions could potentially increase the cost of obtaining capital and/or limit the availability of funds in the future. Accordingly, management is actively monitoring the effects of the current economic and financing conditions on our business and reviewing our discretionary spending, capital projects and operating expenditures, and implementing appropriate cash and cash management strategies.

Management believes that its current liquid assets are sufficient to meet its known obligations and to maintain its mineral rights in good standing in the foreseeable future.

1.7        CAPITAL RESOURCES

Concurrent with the completion of the Option in December 2011, the Company completed a non-brokered private placement of 7,183,371 common shares, of which 6,043,171 were flow-through common shares issued at a price of $0.60 per share and 1,140,200 were non-flow-through common shares issued at a price of $0.50 per share, for gross cash proceeds of $4,196,002. The Company paid commissions totaling $125,400, for net cash proceeds of $4,070,602.

In accordance with the terms of the flow-through share agreements, the Company is obligated to spend the proceeds, $3,625,903, on eligible Canadian Exploration Expenses ("CEE"), as defined in the Income Tax Act (Canada), by December 31, 2012. At April 30, 2012, approximately $3.5 million remained to be spent.

The Company had no material commitments for capital expenditures as at April 30, 2012.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

The objective of the Company's capital management policy is to maintain optimal short-term and long-term capital structure and optimize the use of debt and equity while maintaining a strong equity base so as to maintain investor and creditor confidence and to sustain future development of the business. The Group manages its equity structure through the preparation of operating budgets, which are approved by the Board of Directors.

QUARTZ MOUNTAIN RESOURCES LTD.
NINE MONTHS ENDED APRIL 30, 2012
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.8        OFF-BALANCE SHEET ARRANGEMENTS

None.

1.9        TRANSACTIONS WITH RELATED PARTIES

The required disclosure is provided in note 8 of the accompanying financial statements.

1.10      FOURTH QUARTER

Not applicable.

1.11      PROPOSED TRANSACTIONS

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12      CRITICAL ACCOUNTING ESTIMATES

Not required for a Venture Issuer.

1.13      CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Accounting Standards, Interpretations and Amendments to Existing Standards

First time adoption of International Financial Reporting Standards

The Canadian Accounting Standards Board has mandated the adoption of IFRS effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 for Canadian publicly accountable profit-orientated enterprises. The date of transition is August 1, 2010 and as a result the fiscal 2011 comparative information has been adjusted to conform to IFRS.

The notes to the unaudited condensed interim consolidated financial statements for the period ended April 30, 2012 provide more detail on the Company's accounting policy decisions under IFRS 1, First-Time Adoption of IFRS, optional exemptions for significant or potentially significant areas that had an impact on its financial statements on transition to IFRS or may have an impact in future periods.

In preparing its opening IFRS balance sheet, comparative information for the three and nine months ended April 30, 2011, and financial statements for the year ended July 31, 2011, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.

QUARTZ MOUNTAIN RESOURCES LTD.
NINE MONTHS ENDED APRIL 30, 2012
MANAGEMENT’S DISCUSSION AND ANALYSIS

Change of presentation and functional currency

Following management's decision to acquire and explore a mineral property interest in Canada (section 1.2), the Company's cash flows are now anticipated to be principally denominated in Canadian dollars. Accordingly, effective August 1, 2011, the Group changed both the functional currency of the Company and the currency in which it presents its consolidated financial statements from US dollars to Canadian dollars.

A change in presentation currency is accounted for as a change in accounting policy and is applied retrospectively, as if the new presentation currency had always been the presentation currency. Consequently, the comparative financial data in the unaudited condensed interim consolidated financial statements for the period ended April 30, 2012 and within this MD&A has been restated to be presented in Canadian dollars using average exchange rates for income and expenses and the closing rate at the balance sheet date for assets, liabilities and items related to equity. Share capital and accumulated deficit have been translated using historic rates. Resulting exchange differences have been recognized within equity. In accordance with IAS 1, Presentation of Financial Statements, an additional balance sheet for the Group and the Company has been presented as at August 1, 2010, together with the related notes.

Accounting standards issued, but not yet effective

The required disclosure is provided in note 3 of the accompanying unaudited condensed interim consolidated financial statements for the nine months ended April 30, 2012.

1.14      FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Group if the counterparty to a financial instrument fails to meet its contractual obligations. The Group's credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents. There has been no change in the Company's objectives and policies for managing this risk, except for changes in the carrying amounts of financial assets exposed to credit risk, and there was no significant change to the Company's exposure to credit risk during the nine months ended April 30, 2012.

Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. There has been no change in the Company's objectives and policies for managing this risk. The Company's liquidity position is discussed in Item 1.6 Liquidity, above.

QUARTZ MOUNTAIN RESOURCES LTD.
NINE MONTHS ENDED APRIL 30, 2012
MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest Rate Risk

The Group is subject to interest rate risk with respect to its investments in cash and cash equivalents.

There has been no change in the Company's objectives and policies for managing this risk and no significant change to the Company's exposure to interest rate risk during the nine months ended April 30, 2012.

Fair Values

The fair values of the Group's financial assets and liabilities approximate their carrying amounts. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data.

There were no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments during the nine months ended April 30, 2012.

1.15      OTHER MD&A REQUIREMENTS

None.

1.15.1   Disclosure of Outstanding Share Data

The following details the share capital structure as at the date of this MD&A.

	Expiry date	Exercise price	Number	Total
Common shares				21,882,793
Share options	January 18, 2017	$0.45	876,000
Share options	January 18, 2015	$0.45	900,600	1,776,600

1.15.2   Internal Controls over Financial Reporting Procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial

QUARTZ MOUNTAIN RESOURCES LTD.
NINE MONTHS ENDED APRIL 30, 2012
MANAGEMENT’S DISCUSSION AND ANALYSIS

statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

There has been no change in the design of the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this Management’s Discussion and Analysis.

1.15.3   Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and that required information is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

1.15.4   Limitations of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

QUARTZ MOUNTAIN RESOURCES LTD.
NINE MONTHS ENDED APRIL 30, 2012
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.16      RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. Briefly, these include the highly speculative nature of the mining industry characterized by the requirement for large capital investment from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks associated with operating in a foreign country, including currency, political, social, and legal risk.

Due to the nature of the Company's business and the present stage of exploration and development of its project in British Columbia (section 1.2), the Company may be subject to significant risks. Readers should carefully consider all such risks set out in the discussion below. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

Exploration and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not reduce, including among other things, unsuccessful efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely upon consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company will carefully evaluate the political and economic environment in considering any properties for acquisition.

QUARTZ MOUNTAIN RESOURCES LTD.
NINE MONTHS ENDED APRIL 30, 2012
MANAGEMENT’S DISCUSSION AND ANALYSIS

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations and expects that its losses will continue for the foreseeable future. The Company currently has only a small number of mineral properties. There can be no assurance that the Company will be able to acquire additional properties of sufficient technical merit to represent a compelling investment opportunity. If the Company is unable to acquire additional properties, its entire prospects will rest solely with its current projects and accordingly, the risk of being unable to identify a mineral deposit will be higher than if the Company had additional properties to explore. There can be no assurance that the Company will ever be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Buck Property and any other properties that the Company may acquire are added. The amounts and timing of expenditures will depend on the progress of on-going exploration and development, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company's acquisition of additional properties and other factors, many of which are beyond the Company's control. The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to incur losses unless and until such time as the Buck and Karma Properties, or any other properties the Company may acquire commence commercial production and generate sufficient revenues to fund its continuing operations. The development of the Buck and Karma Properties and any other properties the Company may acquire will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Permits and Licenses

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits which may be required to carry out exploration and development of the Buck and Karma Properties.

Infrastructure Risk

The operations of the Company are carried out in geographical areas which may lack adequate infrastructure and are subject to various other risk factors. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition and results of operations.

QUARTZ MOUNTAIN RESOURCES LTD.
NINE MONTHS ENDED APRIL 30, 2012
MANAGEMENT’S DISCUSSION AND ANALYSIS

Additional Funding Requirements

Further development of the Company's projects will require additional capital. The Company currently does not have sufficient funds to fully develop the projects it holds. In addition, a positive production decision at these projects or any other development projects acquired in the future would require significant capital for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain funding through debt or equity financings, the joint venturing of projects, or other means. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

Changes in Local Legislation or Regulation

The Company's mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine and worker safety, protection of endangered and other special status species and other matters. The Company's ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company's activities or those of other mining companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Company's operations, including its ability to explore or develop properties, commence production or continue operations. Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company's business, results of operations or financial condition. The Company may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. The Company could also be held liable for exposure to hazardous substances.

Environmental Matters

All of the Company's mining operations will be subject to environmental regulations, which can make operations expensive or prohibit them altogether.

The Company may be subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of its mineral exploration, development and production.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

QUARTZ MOUNTAIN RESOURCES LTD.
NINE MONTHS ENDED APRIL 30, 2012
MANAGEMENT’S DISCUSSION AND ANALYSIS

All of the Company's exploration, development and any production activities will be subject to regulation under one or more environmental laws and regulations. Many of the regulations will require the Company to obtain permits for its activities. The Company will be required to update and review its permits from time to time, and will be subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to be economically re-evaluated at that time.

Groups Opposed to Mining May Interfere with the Company's Efforts to Explore and Develop its Properties

Organizations opposed to mining may be active in the regions in which the Company conducts its exploration activities. Although the Company intends to comply with all environmental laws and maintain good relations with local communities, there is still the possibility that those opposed to mining will attempt to interfere with the development of the Company's properties. Such interference could have an impact on the Company's ability to explore and develop its properties in a manner that is most efficient or appropriate, or at all, and any such impact could have a material adverse effect on the Company's financial condition and the results of its operations.

Market for Securities and Volatility of Share Price

There can be no assurance that active trading market in the Company's securities will be established or sustained. The market price for the Company's securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry or the economy as a whole, may have a significant adverse impact on the market price of the securities of the Company.

The stock market has from time to time experienced extreme price and volume fluctuations that have often been unrelated to the operating performance of particular companies.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where the directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors' and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

QUARTZ MOUNTAIN RESOURCES LTD.
NINE MONTHS ENDED APRIL 30, 2012
MANAGEMENT’S DISCUSSION AND ANALYSIS

Lack of Revenue and a History of Operating Losses

The Company does not have any operational history or earnings and the Company has incurred net losses and negative cash flow from its operations since its incorporation. Although the management of the Company hopes to eventually generate revenues, significant operating losses are to be anticipated for at least the next several years and possibly longer. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

General Economic Conditions

Global financial markets have experienced a sharp increase in volatility during the last few years.

Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of the Company's shares.

Reliance on Key Personnel

The Company is dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

Furthermore, as part of the Company's growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, train or retain qualified personnel in the future, which would adversely affect its business.